Return of Capital

During the year ended June 30, 1998, the Fund adjusted the classification of net investment income and net realized gain (loss) to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended June 30, 1998, amounts have been reclassified to reflect an increase in overdistributed net investment income of $6,063,432. Accumulated net realized loss on investments was decreased by the same amount